Mail Stop 3561

April 24, 2008

Mr. Lance Cornell
Chief Financial Officer
Transcend Services, Inc.
665 One Glenlake Parkway, Suite 1325
Atlanta, Georgia 30328

> **Re:** **Transcend Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 15, 2008**
> **File No. 000-18217**

Dear Mr. Cornell:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant